# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMC Networks Inc., CIK 0001514991
CUSIP: 00164V103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11 Penn Plaza, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/28/2024
Amends the filing with accession number 0000950123-11-063934
Filed by CIK 0000935761
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Quentin W. Wiest, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500

## Reporting persons
- Charles F. Dolan (CIK 0000935761): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James L. Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 164,454; shared voting power 2,072,980; sole dispositive power 164,454; shared dispositive power 2,072,980; aggregate amount beneficially owned 2,237,434 (6.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,473,797 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 46,299; shared voting power 1,887,969; sole dispositive power 46,299; shared dispositive power 1,887,969; aggregate amount beneficially owned 1,934,268 (5.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,607,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 30,639; shared voting power 1,425,726; sole dispositive power 30,639; shared dispositive power 1,425,726; aggregate amount beneficially owned 1,456,365 (4.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,034,825 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 39,313; shared voting power 6,490,319; sole dispositive power 39,313; shared dispositive power 6,490,319; aggregate amount beneficially owned 6,529,632 (16.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,134,796 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,960; shared voting power 1,747,830; sole dispositive power 56,960; shared dispositive power 1,747,830; aggregate amount beneficially owned 1,804,790 (5.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,776,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 123,675; shared voting power 2,692,412; sole dispositive power 123,675; shared dispositive power 2,692,412; aggregate amount beneficially owned 2,816,087 (8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 8,843,499 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and each of the CFD 2021 GC Trusts.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 367; shared voting power 4,247,743; sole dispositive power 367; shared dispositive power 4,247,743; aggregate amount beneficially owned 4,248,110 (11.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 7,238,320 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of certain trusts as described herein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,810; shared voting power 6,159,303; sole dispositive power 6,810; shared dispositive power 6,159,303; aggregate amount beneficially owned 6,166,113 (15.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,333,364 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, Trustee Charles F. Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 91,442; shared voting power 2,039,556; sole dispositive power 91,442; shared dispositive power 2,039,556; aggregate amount beneficially owned 2,130,998 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,538,509 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Matthew J. Dolan, as a Trustee of certain trusts described herein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,137; shared voting power 1,905,510; sole dispositive power 3,137; shared dispositive power 1,905,510; aggregate amount beneficially owned 1,908,647 (5.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,666,648 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Brian G. Sweeney, as a Trustee of the Charles F. Dolan 2009 Revocable Trust and the Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,327,952; shared voting power 1,488,135; sole dispositive power 1,327,952; shared dispositive power 1,488,135; aggregate amount beneficially owned 2,816,087 (8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 8,843,499 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Brian G. Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kristin A. Dolan, as the Trustee of the CFD 2010 Grandchildren Trust FBO Aidan Dolan and the CFD 2010 Grandchildren Trust FBO Quentin Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 217,822; shared voting power 2,019,612; sole dispositive power 217,822; shared dispositive power 2,019,612; aggregate amount beneficially owned 2,237,434 (6.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 8,843,499 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kristin A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,048,307; shared voting power 0; sole dispositive power 1,048,307; shared dispositive power 0; aggregate amount beneficially owned 1,048,307 (3.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,611,279 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 966,844; shared voting power 0; sole dispositive power 966,844; shared dispositive power 0; aggregate amount beneficially owned 966,844 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 966,844; shared voting power 0; sole dispositive power 966,844; shared dispositive power 0; aggregate amount beneficially owned 966,844 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Patrick F. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 886,015; shared voting power 0; sole dispositive power 886,015; shared dispositive power 0; aggregate amount beneficially owned 886,015 (2.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,598,393 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 966,845; shared voting power 0; sole dispositive power 966,845; shared dispositive power 0; aggregate amount beneficially owned 966,845 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 938,666; shared voting power 0; sole dispositive power 938,666; shared dispositive power 0; aggregate amount beneficially owned 938,666 (2.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,593,606 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 918,981; shared voting power 0; sole dispositive power 918,981; shared dispositive power 0; aggregate amount beneficially owned 918,981 (2.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 887,064; shared voting power 0; sole dispositive power 887,064; shared dispositive power 0; aggregate amount beneficially owned 887,064 (2.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,597,344 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 921,125; shared voting power 0; sole dispositive power 921,125; shared dispositive power 0; aggregate amount beneficially owned 921,125 (2.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,563,283 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 61,790; shared voting power 0; sole dispositive power 61,790; shared dispositive power 0; aggregate amount beneficially owned 61,790 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,422,618 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 370,862; shared voting power 0; sole dispositive power 370,862; shared dispositive power 0; aggregate amount beneficially owned 370,862 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,113,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 433,862; shared voting power 0; sole dispositive power 433,862; shared dispositive power 0; aggregate amount beneficially owned 433,862 (1.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,050,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 70,177; shared voting power 0; sole dispositive power 70,177; shared dispositive power 0; aggregate amount beneficially owned 70,177 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,414,231 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,156; shared voting power 0; sole dispositive power 15,156; shared dispositive power 0; aggregate amount beneficially owned 15,156 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,156; shared voting power 0; sole dispositive power 15,156; shared dispositive power 0; aggregate amount beneficially owned 15,156 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 375,302; shared voting power 0; sole dispositive power 375,302; shared dispositive power 0; aggregate amount beneficially owned 375,302 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 375,302; shared voting power 0; sole dispositive power 375,302; shared dispositive power 0; aggregate amount beneficially owned 375,302 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 375,302; shared voting power 0; sole dispositive power 375,302; shared dispositive power 0; aggregate amount beneficially owned 375,302 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 99,960; shared voting power 0; sole dispositive power 99,960; shared dispositive power 0; aggregate amount beneficially owned 99,960 (0.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney 2012 Descendants Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 279,645; shared voting power 0; sole dispositive power 279,645; shared dispositive power 0; aggregate amount beneficially owned 279,645 (0.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,204,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Deborah A. Dolan-Sweeney 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne E. Dolan Weber 2012 Descendants Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 99,960; shared voting power 0; sole dispositive power 99,960; shared dispositive power 0; aggregate amount beneficially owned 99,960 (0.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan 2012 Descendants Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 102,032; shared voting power 0; sole dispositive power 102,032; shared dispositive power 0; aggregate amount beneficially owned 102,032 (0.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,382,376 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Patrick F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Aidan Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,030; shared voting power 0; sole dispositive power 17,030; shared dispositive power 0; aggregate amount beneficially owned 17,030 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Aidan Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Quentin Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,030; shared voting power 0; sole dispositive power 17,030; shared dispositive power 0; aggregate amount beneficially owned 17,030 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Quentin Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Kevyn A. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 187,651; shared voting power 0; sole dispositive power 187,651; shared dispositive power 0; aggregate amount beneficially owned 187,651 (0.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,296,757 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Kevyn A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Tara E. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 187,651; shared voting power 0; sole dispositive power 187,651; shared dispositive power 0; aggregate amount beneficially owned 187,651 (0.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,296,757 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Tara E. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: AMC Networks Inc.
Address of issuer's principal executive offices: 11 Penn Plaza, New York, New York (NY), 10001
Comment:
This Amendment No. 14 to Schedule 13D ("Amendment No. 14") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock of AMC Networks Inc. (the "Issuer"), par value $.01 per share (the "Class B Common Stock"), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to, among other things, report changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of the matters described in Item 4.

The Schedule 13D (the "Schedule") filed by the original Reporting Persons on June 30, 2011, as amended and supplemented by Amendment No. 1 filed on September 16, 2011, Amendment No. 2 filed on November 18, 2011, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on December 26, 2012, Amendment No. 5 filed on June 27, 2013, Amendment No. 6 filed on August 22, 2013, Amendment No. 7 filed on October 2, 2015, Amendment No. 8 filed on December 23, 2016, Amendment No. 9 filed on December 26, 2017, Amendment No. 10 filed on December 10, 2018, Amendment No. 11 filed on September 24, 2019 and Amendment No. 12 filed on October 30, 2020 and Amendment No. 13 filed on January 3, 2024 ("Amendment No. 13"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 14.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust; the Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust"); the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; the Kathleen M. Dolan 2012 Descendants Trust; the Deborah A. Dolan-Sweeney 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; the Patrick F. Dolan 2012 Descendants Trust; the CFD 2010 Grandchildren Trust FBO Aidan Dolan; the CFD 2010 Grandchildren Trust FBO Quentin Dolan; the CFD 2021 GC Trust FBO Kevyn A. Dolan; and the CFD 2021 GC Trust FBO Tara E. Dolan. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust"), the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, and the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (collectively, the "CFD 2010 Grandchildren Trusts" and individually, a "2010 Grandchildren Trust") and the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan (collectively, the "CFD 2021 GC Trusts" and individually, a "CFD 2021 GC Trust"); Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and each of the CFD 2021 GC Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Brian G. Sweeney, as a Trustee of the Charles F. Dolan 2009 Revocable Trust and the Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust and Kristin A. Dolan, as the Trustee of the CFD 2010 Grandchildren Trust FBO Aidan Dolan and the CFD 2010 Grandchildren Trust FBO Quentin Dolan. Charles F. Dolan passed away on December 28, 2024 and is no longer a Group Member. The Charles F. Dolan 2012 Descendants Trust distributed 109,322 shares of Class B Common Stock to the Charles F. Dolan 2009 Revocable Trust on March 28, 2024 and is no longer a Group Member.
Residence or business address:
The disclosure in Items 2(b) is hereby amended to remove information related to Charles F. Dolan and the Charles F. Dolan 2012 Descendants Trust and add the following at the end thereof:

Kristin A. Dolan
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001
Present principal occupation or employment:
The disclosure in Items 2(c) is hereby amended to remove information related to Charles F. Dolan and the Charles F. Dolan 2012 Descendants Trust and add the following at the end thereof:

Kristin A. Dolan is the Chief Executive Officer of the Issuer. In addition, she is the Trustee of the CFD 2010 Grandchildren Trust FBO Aidan Dolan and the CFD 2010 Grandchildren Trust FBO Quentin Dolan.
Criminal convictions in the last five years:
The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

Kristin A. Dolan, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

Kristin A. Dolan, during the last five years, has not been a party to a civil proceeding of a judicial body or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The disclosure in Item 2(f) is hereby amended by adding the following at the end thereof:

Kristin A. Dolan is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

The information contained in Item 4 of this Amendment No. 14 is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Charles F. Dolan passed away on December 28, 2024. As a result, as described in Exhibit A to Amendment No. 5, (i) each child of Charles F. Dolan has the power to appoint additional or successor Trustees, including himself or herself, and to remove Trustees with respect to the 2009 Family Trust for his or her benefit, (ii) each child of Charles F. Dolan has the power to appoint additional or successor Trustees (not including himself or herself) and to remove Trustees with respect to the 2010 Grandchildren Trust for the benefit of his or her descendants and (iii) Patrick F. Dolan has the power to appoint additional and/or successor Trustees, including himself, and to remove Trustees of the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan. Accordingly, (a) Patrick F. Dolan,James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney may each be deemed to beneficially own the shares owned of record by the 2009 Family Trust for his or her benefit, (b) Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney may each be deemed to beneficially own the shares owned of record by the 2010 Grandchildren Trust for the benefit of her descendants and (c) Patrick F. Dolan may be deemed to beneficially own the shares owned of record by the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan, in the case of each of clauses (a) through (c), as reflected in Items 7 through 13 of each such person's cover page to this Amendment No. 14. Each of these persons disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by such trusts. Further, Brian G. Sweeney may be deemed to beneficially own the shares owned of record by the 2009 Family Trust for the benefit of his spouse, Deborah A. Dolan-Sweeney, and the 2010 Grandchildren Trust for the benefit the descendants of his spouse, and he disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by such trusts. Further, Kristin A. Dolan may be deemed to beneficially own the shares owned of record by the 2009 Family Trust for the benefit of her spouse, James L. Dolan, and she disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by such trust.

The Charles F. Dolan 2012 Descendants Trust distributed 109,322 shares of Class B Common Stock to the Charles F. Dolan 2009 Revocable Trust on March 28, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of December 31, 2024, the Group Members may be deemed to beneficially own an aggregate of 12,483,562 shares of Class A Common Stock as a result of their beneficial ownership of (i) 999,154 shares of Class A Common Stock (inclusive of shares held by the Dolan Family Foundation, for which certain Group Members serve as director) and (ii) 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 28.3% of the total shares of the Issuer's common stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 117,577 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 32,636,371 outstanding shares of Class A Common Stock as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on November 8, 2024.

The information contained in Item 4 of this Amendment No. 14 is incorporated by reference.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 14, which are incorporated by reference and provide updated information about the Reporting Persons' beneficial ownership as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: See the Schedule, as amended.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None, except as described herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the Schedule, as amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by adding the following exhibit in appropriate numerical order as follows:

Exhibit B.15: Joint Filing Agreement, dated December 31, 2024

## Signatures
- Charles F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (12/31/2024)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (12/31/2024)
- Patrick F. Dolan: /s/ Dennis H. Javer, Dennis H. Javer as Attorney-in-Fact (12/31/2024)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and each of the CFD 2021 GC Trusts.: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Mary S. Dolan, as a Trustee of certain trusts as described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Paul J. Dolan, Trustee Charles F. Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Matthew J. Dolan, as a Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Brian G. Sweeney, as a Trustee of the Charles F. Dolan 2009 Revocable Trust and the Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney (12/31/2024)
- Kristin A. Dolan, as the Trustee of the CFD 2010 Grandchildren Trust FBO Aidan Dolan and the CFD 2010 Grandchildren Trust FBO Quentin Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Revocable Trust: /s/ Brian G. Sweeney, Brian G. Sweeney/Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Deborah A. Dolan-Sweeney 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney/Trustee (12/31/2024)
- Marianne E. Dolan Weber 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Patrick F. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Aidan Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2010 Grandchildren Trust FBO Quentin Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)